MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2015

November 4, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech Inc. as at and for the three and nine months ended September 30, 2015 and 2014, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2014. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2015 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2015

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.

Clinical Program

Our overall clinical program is made up of a registration program that currently includes muscle-invasive bladder cancer and glioma cancer (our "Registration Program"), six randomized Phase II clinical trials (our "Randomized Program") and six other investigative clinical trials for a total of 12 clinical trials. During the third quarter of 2015, we announced the completion of enrollment in our randomized Phase II non-small cell lung cancer study and presented clinical data from our single arm multiple myeloma, non-small cell lung cancer and pancreatic cancer clinical trials.

Clinical Trial Results

Multiple Myeloma

During the third quarter of 2015, we announced that Dr. D.W. Sborov and colleagues made a poster presentation at the 15th International Myeloma Workshop (IMW). The poster presentation, entitled "Combination Carfilzomib and the Viral Oncolytic Agent REOLYSIN® in Patients with Relapsed Multiple Myeloma: A Pilot Study Investigating Viral Proliferation," discloses initial findings from a pilot study in patients with relapsed or refractory multiple myeloma treated using the combination of carfilzomib and REOLYSIN®.

Highlights of the data presented include:

•
100% of patients (8 of 8) experienced an objective response as measured by changes in blood monoclonal protein. Of these, 2 patients had a very good partial response (VGPR), 3 patients had a partial response (PR) and 3 patients had a minor response (MR);

•	Only one patient has progressed to date and five of eight remain on study;

•	The combination of carfilzomib and REOLYSIN® produced a significant (p=0.005) increase in caspase-3, a marker associated with apoptotic (programmed) cell death; and

•
The treatment combination was associated with an increased infiltration of CD8+ T-cells and the significant (p=0.005) upregulation of PD-L1, suggesting that the addition of a PD-1 or PD-L1 inhibitor may further optimize the treatment regimen.

The investigators noted that this is the first time a REOLYSIN®-based combination had been tested in relapsed multiple myeloma patients. A previous single-agent study conducted by the collaborators in this patient population showed that REOLYSIN® was well tolerated. The collaborators and others were noted to have conducted preclinical investigations that demonstrated that the combination of REOLYSIN® and carfilzomib synergistically increased the killing of multiple myeloma cells. This provided the clinical rationale for this study. In this study, the combination of carfilzomib and REOLYSIN® produced a significant (p=0.005) increase in caspase-3, a marker associated with apoptotic cell death. The researchers also determined that the combination of REOLYSIN® and carfilzomib increases infiltration of CD8+ T-cells and significantly (p=0.005) upregulates PD-L1. The investigators concluded that these findings necessitate continued investigation, and suggest that the addition of a PD-1 or PD-L1 inhibitor may further optimize the REOLYSIN® and carfilzomib regimen.

This study is a U.S. National Cancer Institute sponsored single-arm, open-label study of intravenously administered REOLYSIN® with dexamethasone and carfilzomib to patients with relapsed or refractory multiple myeloma. Patients receive treatment on days 1, 2, 8, 9, 15 and 16 of a 28-day cycle, to be repeated in the absence of disease progression or unacceptable toxicity. Approximately 12 patients will be enrolled in the study. The primary outcomes include measuring reovirus replication, safety, and tolerability. Secondary outcomes include examining objective response, duration of response, clinical benefit, progression-free survival, and time to progression. Other outcomes will include the measurement of immunologic correlative markers.

Non-small Cell Lung Cancer

During the third quarter of 2015, we reported a near tripling of two-year survival compared to historical controls from our single arm US Phase 2 non-small cell lung cancer (NSCLC) trial. Dr. Miguel A. Villalona-Calero made an oral presentation at the International Association for the Study of Lung Cancer's (IASLC) 16th World Conference on Lung Cancer on September 9, 2015. The presentation, titled "Oncolytic Reovirus in Combination with Paclitaxel/Carboplatin in NSCLC Patients with Ras Activated Malignancies, Long Term Results," covers updated results, including longer-term survival data, from our US Phase 2 study in Non-Small Cell Lung Cancer.

Highlights of the data to be presented include:

•	A survival analysis for 37 Stage IV patients showing a median progression free survival (PFS) of four months and median overall survival (OS) of 13.1 months;

•	One- and two-year survival rates of 57% and 30%, respectively, with the authors concluding that the survival of 11 patients longer than two years was substantial; and

•	Seven patients remaining alive after a median follow up of 34.2 months (range 26.9-71.5 months), with two patients showing no evidence of disease progression to date (50 and 37 months).

Historical control data as per Schiller et al., 2002, reported a median PFS of 3.1 months, median OS of 8.1 months, one-year survival rates of 34%, and two-year survival rates of 11%. The historical control data included 290 patients which were treated with carboplatin and paclitaxel, 86% of which were Stage IV and 14% Stage IIIB.

Of the 35 patients evaluable for clinical response in this NSCLC trial, 11 patients (5 Kras mutant) had a partial response (PR), 20 had stable disease (SD) and four had progressive disease by RECIST for an objective response rate (ORR) of 31%. Four patients with SD had a >40% PET standardized uptake value reduction after two cycles, yielding an ORR considering PET of 43%.

This study is a US single arm, two-stage, open-label, Phase 2 study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Patients received four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may have been continued as a monotherapy. The primary objectives of the trial were to determine the ORR of REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic or recurrent NSCLC with Kras or EGFR-activated tumours, and to measure PFS at six months. The secondary objectives were to determine the median survival and duration of PFS in patients, and to evaluate the safety and tolerability of REOLYSIN® in combination with paclitaxel and carboplatin in this patient population.

Pancreatic Cancer

During the third quarter of 2015, we reported a more than doubling in one-year survival and nearly five-fold increase in two-year survival as compared to historical controls from our single arm US Phase 2 pancreatic cancer trial. Dr. Devalingam Mahalingam of the Cancer Therapy and Research Centre, University of Texas Health Science Centre San Antonio, made a poster presentation at the ESMO World Congress on Gastrointestinal Cancer. The poster, titled "Oncolytic Virus Therapy in Pancreatic Cancer: Clinical Efficacy and Pharmacodynamic Analysis of REOLYSIN® in Combination with Gemcitabine in Patients with Advanced Pancreatic Adenocarcinoma," covers final results from this pancreatic cancer study.

Highlights of the data presented include:

•	A survival analysis for 33 patients showing a median progression free survival (PFS) of four months and median overall survival (OS) of 10.2 months;

•	Data showing one- and two-year survival rates of 45% and 24%, respectively; and

•
An analysis demonstrating upregulation of immune checkpoint marker PD-L1 in post treatment tumours suggesting the potential to combine oncolytic viral therapy with anti-PD-L1 inhibitors in future trials.

A summary of the overall data compared to historical controls is shown below:

Treatment	Number of patients	Median PFS(months)	Median OS(months)	1-year survival (%)	2-year survival (%)
Gemcitabine (ACCORD 11) (Conroy et al., 2011)	171	3.3	6.8	20	2
Gemcitabine (MPACT) (Von Hoff et al., 2013; Goldstein et al., 2015)	430	3.7	6.6	22	5
Gemcitabine/REOLYSIN® (REO 017)	33	4.0	10.2	45	24

Of the 29 patients evaluable for clinical response, one patient had a partial response (PR), 23 had stable disease (SD) and five had progressive disease as their best response. This translated into a clinical benefit rate (CBR) (complete response (CR) + PR + SD) of 83%.

This was a U.S. Phase 2, single-arm clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in chemotherapy-naïve patients with advanced or metastatic pancreatic cancer. Eligible patients were treated with gemcitabine at 800 mg/m2 on days 1 and 8, and REOLYSIN® at 1x1010 TCID50 administered IV on days 1, 2, 8 and 9 every 3 weeks. Tumor assessment was performed every two cycles. The trial enrolled 33 evaluable patients (34 total) using a one sample, two-stage design. In the first stage, 17 patients were to be enrolled, and best response noted. If three or more responses were observed (defined as CR, PR, or SD for 12 weeks or more) among the 17 patients, the study would enroll an additional 16 patients for a total of at least 33 evaluable patients. As previously disclosed, this initial endpoint was met after six evaluable patients were enrolled. The primary objective of the trial was to determine the CBR of intravenous multiple doses of REOLYSIN® in combination with gemcitabine in patients with advanced or metastatic pancreatic cancer. The secondary objectives were to determine PFS, and to determine the safety and tolerability of REOLYSIN® when administered in combination with gemcitabine.

Registration Program Update for REOLYSIN®

With the clinical data reported during the third quarter of 2015, we have begun to investigate additional cancer indications as candidates for inclusion in our Registration Program. Specifically, our reported multiple myeloma findings demonstrated that the combination of carfilzomib and REOLYSIN® shows promise in hematological malignancies like multiple myeloma and provide compelling evidence that such drug combinations promote viral replication and cancer cell death. These results have caused us to begin examining how we can expand our Registration Program to include multiple myeloma.

As well, our reported pancreatic cancer results show a difference in overall survival compared to historical controls. With a five-fold increase in two year survival, we have begun to investigate the impact REOLYSIN® might have on the immune system in connection with the treatment of pancreatic cancer and how we might be able to incorporate check point inhibitor therapies.

Randomized Phase II Clinical Program

We are progressing through our Randomized Program that includes six randomized Phase II clinical trials investigating lung, ovarian, colorectal, pancreatic, prostate, and breast cancers and is currently in varying stages of enrollment. The objective of our Randomized Program is to examine the potential efficacy of REOLYSIN® over multiple indications in a randomized setting to determine which indication may be most susceptible to REOLYSIN® therapy, which predictive biomarkers can possibly be used, and the registration path for product approval. The randomized clinical trials included in our Randomized Program do not pre-screen patient tumors for certain biomarkers, but are considered "all comer" trials with respect to the histology of the patients' tumors. The primary objective for each of the randomized clinical trials within our Randomized Program is an analysis of progression free survival along with an analysis of overall survival as a secondary endpoint comparing the control and test arms within each trial. As well, each randomized clinical trial includes other multiple secondary endpoints dependent on the particular cancer indication, but in all cases includes an analysis of molecular factors that may be predictive of response (biomarker analysis). The National Cancer Institute of Canada ("NCIC") Clinical Trials Group sponsor our randomized Phase II colorectal, lung, prostate, and breast cancer trials. The US National Cancer Institute sponsor our randomized Phase II ovarian and pancreatic cancer trials.

We believe that as we progress through our Randomized Program we will develop a scientific understanding of REOLYSIN® that will include which cancer indications should be pursued in a Phase III setting, if progression free survival is a reasonable proxy for overall survival, and which predictive biomarkers should be used for screening patients.

During the third quarter of 2015, we completed enrollment in our randomized Phase II study of REOLYSIN® in patients with previously treated advanced or metastatic non-small cell lung cancer. The primary objective of the trial is to evaluate the effect of REOLYSIN® in combination with standard salvage chemotherapy on the progression free survival of patients with advanced or metastatic non-small cell lung cancer. The secondary objectives are to determine the tolerability and toxicity of the therapeutic combination; to investigate additional potential measures of efficacy, including progression rates at three months, objective response rate and overall survival; and to explore potential molecular factors predictive of response. Although accrual is complete, patient follow-up will continue until planned analysis has been conducted.

The study is an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN® as a treatment for advanced or metastatic non-small cell lung cancer patients who have received previous chemotherapy. A total of 166 patients were enrolled. Patients with squamous cell histology were randomized to receive either REOLYSIN® given in combination with docetaxel (test arm) or docetaxel alone (control arm), while patients with non-squamous cell histology were randomized to receive either REOLYSIN® given in combination with pemetrexed (test arm) or pemetrexed alone (control arm).

Other Third Party Clinical Trials

In addition to sponsoring our Randomized Program, third party sponsored clinical trials ("Third Party Trials") have become a significant part of our overall clinical program. Third Party Trials have allowed us to expand our clinical program to include randomized and non-randomized clinical trials in additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our company sponsored trials. Our Third Party Trials require that we supply enough REOLYSIN® for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the US National Cancer Institute (“NCI”), the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

Manufacturing and Process Development

During the third quarter of 2015, we continued to fill and label product from our existing supply of REOLYSIN® in order to supply our Clinical Program. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN® is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.
Intellectual Property

At the end of the third quarter of 2015, we had been issued over 400 patents including 60 U.S. and 20 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

US Share Purchase Agreement
During the nine month period ending September 30, 2015, we issued 5,778,674 common shares under our share purchase agreement with Lincoln Park Capital, LLC for net cash proceeds of US$3,490,272.

"At the Market" Equity Distribution Agreement
During the nine month period ending September 30, 2015, we issued 18,690,504 common shares under our "At the Market" equity distribution agreement with Canaccord Genuity Inc. for net cash proceeds of US$15,360,369.

Financial Impact

We estimated at the beginning of the third quarter of 2015 that our cash requirements to fund our operations for the year would be approximately $16 million. Our cash usage for the nine month period ending September 30, 2015 was $10,723,237 from operating activities and $47,292 for the acquisition of property and equipment. Our net loss for the nine month period ending September 30, 2015 was $10,226,073. We now expect our cash requirements to fund our operations for 2015 will be approximately $14 million.
Cash Resources

We exited the third quarter of 2015 with cash and short-term investments totaling $30,023,439 (see “Liquidity and Capital Resources”).
REOLYSIN® Development For 2015

Our planned development activity for REOLYSIN® in 2015 is made up of clinical, manufacturing, and intellectual property programs. Our 2015 clinical program includes the anticipated release of clinical data from our randomized NCIC Phase II colorectal clinical trial and our randomized US Phase II ovarian cancer trial. As well, we expect to complete patient enrollment in at least two of our randomized Phase II studies sponsored by the NCIC. We also expect to use our clinical data to assist in the determination of our regulatory path and the next steps for our clinical program.

Our 2015 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN® to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2015. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We now expect that our cash requirements to fund our operations for 2015 will be approximately $14 million, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Recent Developments - Subsequent to the Third Quarter of 2015

Randomized Phase II Clinical Program Update

On October 6, 2015, we announced that enrollment was completed in our randomized Phase II study of REOLYSIN® in patients with recurrent or metastatic castration resistant prostate cancer. The trial is being sponsored and conducted by the NCIC Clinical Trials Group (NCIC CTG) at Queen's University in Kingston, Ontario. The study is an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN® given in combination with docetaxel versus docetaxel alone. Approximately 40 response evaluable patients were enrolled in each arm. Although accrual is complete, patient follow-up will continue until planned analyses have been conducted.

The primary objective of the trial is to evaluate the efficacy of REOLYSIN® in combination with docetaxel based on the lack of disease progression as measured at 12 weeks. Secondary objectives are to determine circulating tumour cell status at six and 12 weeks and the conversion rate of these cells, prostate-specific antigen (PSA) change rate, objective response rate (in patients with measurable disease at baseline), effect on overall survival, the tolerability and toxicity of the treatment combination, and to explore potential molecular factors predictive of response.

Clinical Program Expansion

On October 20, 2015, we announced that, following submission to the U.S. Food and Drug Administration ("FDA") for review, the Investigational New Drug Application containing the protocol titled "A Phase Ib study of pembrolizumab (KEYTRUDA®) in combination with REOLYSIN® (pelareorep) and chemotherapy in patients with advanced pancreatic adenocarcinoma" is now active.

The study will enroll patients 18 years or older with histologically confirmed advanced or metastatic pancreatic adenocarcinoma who have failed, or did not tolerate, first line treatment. It is an open-label Phase Ib trial designed to determine the safety and dose-limiting toxicities of REOLYSIN® and chemotherapy (gemcitabine or irinotecan or fluorouracil, at the treating physician's preference) in combination with pembrolizumab. Secondary endpoints include overall response rate and progression free survival by immune-related response criteria; overall survival; and effects of REOLYSIN® and pembrolizumab when administered in combination as determined by analysis of pre- and post-treatment treatment biopsies and blood based immune markers. Following an initial six to nine patient safety run-in, up to an additional 15 patients may be enrolled for further evaluation of safety and efficacy.

OTCQX Qualification

On October 29, 2015, we received notification from OTC Markets Group Inc. that we qualified for trading in the United States on the OTCQX® Best Market ("OTCQX"). We expect that trading on the OTCQX will begin on November 5, 2015.

Nasdaq

On October 29, 2015, we announced that we had received notice from the Nasdaq OMX Group (“Nasdaq”) stating that, in accordance with Nasdaq listing rules, our common shares will be delisted from the Nasdaq Capital Market, effective from the opening of trading on November 5, 2015 for not maintaining the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2). As a result, effective November 5, 2015, we will no longer be able to use our Share Purchase Agreement or our ATM which are both conditional on maintaining a NASDAQ listing.

Third Quarter Results of Operations
(for the three months ended September 30, 2015 and 2014)

Net loss for the three month period ending September 30, 2015 was $2,823,977 compared to $4,636,608 for the three month period ending September 30, 2014.

Research and Development Expenses (“R&D”)

	2015 $	2014 $
Clinical trial expenses	459,502	1,374,677
Manufacturing and related process development expenses	705,145	821,088
Intellectual property expenditures	242,212	268,121
Research collaboration expenses	97,969	77,046
Other R&D expenses	887,055	881,082
Foreign exchange loss (gain)	(631,775)	28,562
Share based payments (recovery)	7,164	130,030
Scientific research and development repayment (refund)	(62,488)	(8,667)
Research and development expenses	1,704,784	3,571,939

Clinical Trial Program

	2015 $	2014 $
Direct patient expenses	459,502	1,374,677
Clinical trial expenses	459,502	1,374,677

During the third quarter of 2015, our clinical trial expenses were $459,502 compared to $1,374,677 for the third quarter of 2014. During the third quarter of 2015, our clinical trial program activities declined as we continued to complete enrollment in our Randomized Program and close out fully enrolled clinical trials. During the third quarter of 2014, we incurred direct clinical trial expenses associated with our Randomized Program, primarily associated with the enrollment in our four randomized NCIC clinical trials, our two randomized clinical trials with the NCI and our CTRC clinical trial collaboration. In addition, we incurred costs associated with the re-treatment of patients enrolled in our sponsored lung and colorectal clinical trials.

Manufacturing & Related Process Development (“M&P”)

	2015 $	2014 $
Product manufacturing expenses	595,102	487,414
Process development expenses	110,043	333,674
Manufacturing and related process development expenses	705,145	821,088

Our M&P expenses for the third quarter of 2015 were $705,145 compared to $821,088 for the third quarter of 2014. During the third quarters of 2015 and 2014, our product manufacturing costs mainly related to the fill, labeling and lot release testing of product to be used in our clinical trial program. As well, costs were incurred associated with shipping and storage of our bulk and vialed product.

Our process development expenses for the third quarter of 2015 were $110,043 compared to $333,674 for the third quarter of 2014. During the third quarters of 2015 and 2014, our process development activities focused on our validation master plan. These activities included assay development, optimization, validation and stability studies.

Intellectual Property Expenses

	2015 $	2014 $
Intellectual property expenses	242,212	268,121

Our intellectual property expenses for the third quarter of 2015 were $242,212 compared to $268,121 for the third quarter of 2014. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the third quarter of 2015, we had been issued over 400 patents including 60 U.S. and 20 Canadian patents, as well as issuances in other jurisdictions.

Research Collaborations

	2015 $	2014 $
Research collaborations	97,969	77,046

Our research collaboration expenses for the third quarter of 2015 were $97,969 compared to $77,046 for the third quarter of 2014.
During the third quarters of 2015 and 2014, our research collaborations included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2015 $	2014 $
R&D consulting fees	62,559	55,668
R&D salaries and benefits	701,849	727,837
Other R&D expenses	122,647	97,577
Other research and development expenses	887,055	881,082

Our other research and development expenses for the third quarter of 2015 were $887,055 compared to $881,082 for the third quarter of 2014. During the third quarters of 2015 and 2014, our Other Research and Development activities focused on supporting our clinical trial program. With our shift to Third Party Trials, the support required has been relatively consistent over these two periods.

Share Based Payments

	2015 $	2014 $
Share based payments	7,164	130,030

Share based payments are non-cash amounts that are a result of activity related to our stock option plan. During the third quarter of 2015, the share based payment expense was $7,164 compared to $130,030 for the third quarter of 2014. In the third quarters of 2015 and 2014, we incurred stock based compensation associated with the vesting of previously granted stock options.

Operating Expenses

	2015 $	2014 $
Public company related expenses	665,412	563,307
Office expenses	462,222	432,272
Amortization of property and equipment	44,761	39,904
Share based payments (recovery)	3,628	69,791
Operating expenses	1,176,023	1,105,274

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the third quarter of 2015, our public company related expenses were $665,412 compared to $563,307 for the third quarter of 2014. During the third quarter of 2015, our public company expenses increased compared to the third quarter of 2014 due to an increase in professional fees required to support our stock exchange listings.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the third quarter of 2015, our office expenses were $462,222 compared to $432,272 for the third quarter of 2014. During the third quarters of 2015 and 2014, the activities associated with our office expenses remained relatively consistent.

During the third quarter of 2015, our non-cash share based payment (recovery) expense was $3,628 compared to $69,791 for the third quarter of 2014. In the third quarters of 2015 and 2014, we incurred stock based compensation associated with the vesting of previously granted stock options.
Results of Operations
(for the nine month period ending September 30, 2015 and 2014)

Net loss for the nine month period ending September 30, 2015 was $10,226,073 compared to $14,840,222 for the nine month period ending September 30, 2014.

Research and Development Expenses (“R&D”)

	2015 $	2014 $
Clinical trial expenses	1,121,396	4,083,539
Manufacturing and related process development expenses	2,120,920	2,290,499
Intellectual property expenditures	815,130	847,641
Research collaboration expenses	499,791	452,731
Other R&D expenses	2,806,716	2,862,916
Foreign exchange loss (gain)	(789,808)	241,242
Share based payments (recovery)	90,220	535,427
Scientific research and development repayment (refund)	(62,488)	(8,667)
Research and development expenses	6,601,877	11,305,328

Clinical Trial Program

	2015 $	2014 $
Direct patient expenses	1,121,396	4,083,539
Clinical trial expenses	1,121,396	4,083,539

During the nine month period ending September 30, 2015, our clinical trial expenses were $1,121,396 compared to $4,083,539 for the nine month period ending September 30, 2014. During the nine month period ending September 30, 2015, our clinical trial program activities have declined as we continued to complete enrollment in our Randomized Program and close out fully enrolled clinical trials. During the nine month period ending September 30, 2014, our clinical trial program activities mainly related to the continued enrollment in our Randomized Program along with the enrollment in our other Third Party Trials. As well, we incurred costs associated with the monitoring, collection and analysis of the clinical data from stage 1 of our Phase III head and neck trial and the re-treatment of patients enrolled in our other sponsored clinical trials.

We still expect our clinical trial expenses to continue to decrease in 2015 compared to 2014 until we select our regulatory path and define the next steps in our clinical program. Though we do not control the clinical operations of our Third Party Trials, we expect to continue to incur expenses associated with patient enrollment as well as related support costs. These expenses are expected to be less than the typical costs associated with directly funding similar clinical trials. We also expect to incur regulatory consulting activities and associated costs in order to support our decisions pertaining to our regulatory path and the next steps for our clinical program. Finally, we expect to continue to incur patient enrollment costs for the two clinical trials that we are directly funding.

Manufacturing & Related Process Development (“M&P”)

	2015 $	2014 $
Product manufacturing expenses	1,560,846	1,467,133
Process development expenses	560,074	823,366
Manufacturing and related process development expenses	2,120,920	2,290,499

Our M&P expenses for the nine month period ending September 30, 2015 were $2,120,920 compared to $2,290,499 for the nine month period ending September 30, 2014. During the nine month periods ending September 30, 2015 and 2014, our production manufacturing activities remained relatively consistent and related to the fill, labeling and lot release testing of product to be used in our clinical trial program. As well, costs were incurred associated with shipping and storage of our bulk and vialed product.

Our process development expenses for the nine month period ending September 30, 2015 were $560,074 compared to $823,366 for the nine month period ending September 30, 2014. During the nine month periods ending September 30, 2015 and 2014, our process development activities focused on our validation master plan. These activities included assay development, optimization, validation and stability studies.

We still expect our M&P expenses for 2015 to increase compared to 2014. In 2015, we expect to fill, label and store sufficient product in preparation for a registration study. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2015 $	2014 $
Intellectual property expenses	815,130	847,641

Our intellectual property expenses for the nine month period ending September 30, 2015 were $815,130 compared to $847,641 for the nine month period ending September 30, 2014. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. For the nine month period ending September 30, 2015, we had been issued over 400 patents including 60 U.S. and 20 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2015 compared to 2014.

Research Collaborations

	2015 $	2014 $
Research collaborations	499,791	452,731

Our research collaboration expenses for the nine month period ending September 30, 2015 were $499,791 compared to $452,731 for the nine month period ending September 30, 2014. During the nine month periods ending September 30, 2015 and 2014, our research collaboration activities included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect to complete our ongoing collaborative program carried over from 2014 and will continue to be selective in the types of new collaborations we enter into in 2015.

Other Research and Development Expenses

	2015 $	2014 $
R&D consulting fees	166,224	192,311
R&D salaries and benefits	2,250,006	2,280,359
Other R&D expenses	390,486	390,246
Other research and development expenses	2,806,716	2,862,916

Our other research and development expenses for the nine month period ending September 30, 2015 were $2,806,716 compared to $2,862,916 for the nine month period ending September 30, 2014. With our shift to Third Party Trials, the support required has been relatively consistent over these two periods.

We still expect that our Other Research and Development expenses in 2015 will remain consistent compared to 2014.

Share Based Payments

	2015 $	2014 $
Share based payments	90,220	535,427

Share based payments are non-cash amounts that are a result of activity related to our stock option plan. During the nine month periods ending September 30, 2015 and 2014, the share based payment expense of $90,220 and $535,427 related to the vesting of previously granted options.

Operating Expenses

	2015 $	2014 $
Public company related expenses	2,194,547	1,995,600
Office expenses	1,360,306	1,257,674
Amortization of property and equipment	134,743	118,073
Share based payments	91,216	334,996
Operating expenses	3,780,812	3,706,343

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the nine month period ending September 30, 2015, the costs associated with our public company listing fees, our investor relations activities, associated professional fees and the cost of our Annual General Meeting increased compared to the nine month period ending September 30, 2014.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the nine month period ending September 30, 2015, we incurred office expenses of $1,360,306 compared to $1,257,674 during the nine month period ending September 30, 2014. In 2015, the activities associated with our office expenses remained relatively consistent.

During the nine month period ending September 30, 2015, our non-cash share based payment expenses were $91,216 compared to $334,996 for the nine month period ending September 30, 2014. We incurred stock based compensation associated with the vesting of previously granted stock options along with the grant of stock options to our new directors elected at the 2015 and 2014 Annual General Meetings.

We still expect our operating expenses in 2015 to remain consistent with 2014.

Commitments

As at September 30, 2015, we are committed to payments totaling $3,162,725 which are expected to occur over the next twelve months for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.
Summary of Quarterly Results

(unaudited)	2015			2014				2013
(amounts in thousands, except per share data)	Sept.	June	March	Dec.	Sept.	June	March	Dec.
Revenue	—	—	—	—	—	—	—	—
Net loss (2)	2,824	3,850	3,552	3,779	4,637	4,718	5,485	5,792
Basic and diluted loss per common share(2), (3)	$0.02	$0.03	$0.04	$0.04	$0.05	$0.05	$0.06	$0.07
Total assets(3)	31,001	33,190	31,445	17,193	18,079	20,047	23,036	28,222
Total cash(1), (3)	30,023	32,079	30,639	16,185	17,045	18,912	22,188	27,222
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)
Included in net loss and loss per common share between September 2015 and October 2013 are quarterly stock based compensation expenses of $10,791, $55,675, $114,970, $109,902, $199,821, $366,005, $304,597, and 233,028, respectively.

(3)	We issued 24,469,178 common shares for net cash proceeds of $23.6 million in 2015 (2014 - 4,762,779 common shares for net cash proceeds of $6.4 million).

(4)	We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources
2015 Financing Activities

US Share Purchase Agreement
During the nine month period ending September 30, 2015, we issued 5,778,674 common shares under our share purchase agreement with Lincoln Park Capital, LLC for net cash proceeds of US$3,490,272.

"At the Market" Equity Distribution Agreement
During the nine month period ending September 30, 2015, we issued 18,690,504 common shares under our "At the Market" equity distribution agreement with Canaccord Genuity Inc. for net cash proceeds of US$15,360,369.

2014 Financing Activities

U.S. Share Purchase Agreement
On February 27, 2014, we entered into a common share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") that provided us with an initial investment in Oncolytics of U.S.$1.0 million and makes available additional periodic investments of up to U.S.$25.0 million over a 30-month term.
During the nine month period ending September 30, 2014, we issued 4,762,779 common shares for net proceeds of approximately US$6,020,870.
Liquidity

As at September 30, 2015, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	September 30, 2015 $	December 31, 2014 $
Cash and cash equivalents	27,962,462	14,152,825
Short-term investments	2,060,977	2,031,685
Shareholders’ equity	27,724,279	13,819,193

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

In 2014, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”) in either Canada, the US or both. Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on September 1, 2016.

Our Base Shelf allowed us to enter into our Share Purchase Agreement and our ATM equity distribution agreement (see Note 4 of our interim consolidated financial statements). We use these two equity arrangements to assist us in achieving our capital objective and are both conditional on us maintaining our NASDAQ listing. Each arrangement provides us with the opportunity to regularly raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2015.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of September 30, 2015, we had $2.1 million invested under this policy, currently earning interest at an effective rate of 1.35%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at September 30, 2015, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2015 by approximately $55,174.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2015 by approximately $23,761. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2015 by approximately $16,662.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2015 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	9,391,157	71,884	35,070
Accounts payable	(195,124)	(14,075)	—
	9,196,033	57,809	35,070
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.
Other MD&A Requirements

We have 118,120,222 common shares outstanding at November 4, 2015. If all of our options (5,531,394) were exercised we would have 123,651,616 common shares outstanding.

Our 2014 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2015 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.